

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2023

Xiaochun (Chris) Xu, Ph.D.
Chief Executive Officer
ThermoGenesis Holdings, Inc.
2711 Citrus Road
Rancho Cordova, California 95742

      Re: ThermoGenesis Holdings, Inc.
          Registration Statement on Form S-3
          Filed November 22, 2023
          File No. 333-275735

Dear Xiaochun (Chris) Xu:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Juan Grana at 202-551-6034 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Industrial Applications and
               Services

cc: Curt Creely, Esq.